NOTICE
Change in Corporate Structure
Pursuant to Section 4.9 of National Instrument 51-102

1.	Names of parties to the transaction:

Metalla Royalty & Streaming Ltd. (“Metalla”) and ValGold Resources Ltd. (“ValGold”).

2.	Description of the transaction:

On July 31, 2018, Metalla acquired all of the issued and outstanding common shares of ValGold by way of a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Pursuant to the Arrangement, ValGold became a wholly owned subsidiary of Metalla and each ValGold shareholder received, in respect of each common share of ValGold held, 0.1667 of a common share of Metalla (the "Exchange Ratio"). Holders of outstanding ValGold options at closing received common shares of Metalla on the basis of the in-the-money value of such ValGold options, adjusted by the Exchange Ratio. Each outstanding ValGold share purchase warrant will be exercisable into Metalla common shares, with the exercise price being equal to an adjusted exercise price based on the Exchange Ratio.

3.	Effective date of the transaction:

July 31, 2018

4.	Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity:

Metalla will continue to be a reporting issuer in British Columbia, Alberta and Ontario and will become a reporting issuer in Manitoba, Nova Scotia and Newfoundland and Labrador. The common shares of Metalla will continue to be listed on the TSX Venture Exchange.

ValGold intends to apply for an order deeming ValGold to have ceased being a reporting issuer in British Columbia, Alberta, Ontario, Manitoba, Nova Scotia and Newfoundland and Labrador. Upon receipt of such order, ValGold will no longer be a reporting issuer in any jurisdiction.

5.	Date of the reporting issuer’s first financial year-end after the transaction if Section 4.9(a) or 4.9(b)(ii) of National Instrument 51-102 applies:

N/A

6.

The periods, including the comparative periods, if any, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction if Section 4.9(a) or 4.9(b)(ii) of National Instrument 51-102 applies:

N/A

7.

The documents that were filed under National Instrument 51-102 that described the transaction and where those documents can be found in electronic format if Section 4.9(a) or 4.9(b)(ii) of National Instrument 51-102 applies:

N/A

Dated: August 7, 2018.